SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
      Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
                   Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.


Commission File Number 0-6547


                         MCI Communications Corporation
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                         1801 Pennsylvania Avenue, N.W.
                              Washington, DC 20006
                                 (202) 872-1600
            --------------------------------------------------------
               (Address, including zip code, and telephone number,
             including area code, of registrant's principal offices)


Common Stock, $.10 par value per share

Preferred Stock Purchase Rights

$400,000,000 7.5% Senior Notes due August 20, 2004
(Cusip 552673 AM7)

$200,000,000 7.125% Senior Notes due January 20, 2000
(Cusip 552673 AN5)

$200,000,000 8.25% Senior Debentures due January 20, 2023
(Cusip 552673 AP0)

$240,000,000 7.75% Senior Debentures due March 15, 2024
(Cusip 552673 AQ8)

$200,000,000 Floating Rate Senior Notes due March 16, 1999
(Cusip 552673 AT2)

$300,000,000 6.25% Senior Notes due March 23, 1999
(Cusip 552673 AR6)

$450,000,000 7.75% Senior Debentures due March 23, 2025
(Cusip 552673 AS4)

$500,000,000 7.125% Senior Debentures due June 15, 2027
(Cusip 552673 AU9)

$300,000,000 6.95% Senior Notes due August 15, 2006
(Cusip 552673 AV7)

$500,000,000 6.5% Senior Notes due April 15, 2010
(Cusip 552673 AW5)

$700,000,000 6.125% Callable/Redeemable Notes due April 15, 2012
(Cusip 552673 AX3)

$10,000,000 6.25% Senior Notes due March 2, 2000
(Cusip 55267E BZ3)

$5,000,000 6.27% Senior Notes due March 2, 2000
(Cusip 55267E CA7)

$10,000,000 6.28% Senior Notes due March 2, 2000
(Cusip 55267E CB5)

$5,000,000 6.26% Senior Notes due March 3, 2000
(Cusip 55267E CC3)

$5,000,000 6.23% Senior Notes due March 2, 2000
(Cusip 55267E BY6)

            --------------------------------------------------------
            (Title of each class of securities covered by this Form)



                                      NONE.
        -----------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  [X]   Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)  [ ]   Rule  12h-3(b)(2)(ii) [ ]
         Rule 12g-4(a)(2)(ii) [ ]   Rule 15d-6            [ ]
         Rule 12h-3(b)(1)(i)  [X]

Approximate number of holders of record as of the certification or notice date:
                                                                    # of
         Description of Security                                   Holders
         -----------------------                                   -------
Common Stock, $.10 par value per share:                               1

Preferred Stock Purchase Rights:                                      1

$400,000,000 7.5% Senior Notes due August 20, 2004:                  71

$200,000,000 7.125% Senior Notes due January 20, 2000:               66

$200,000,000 8.25% Senior Debentures due January 20, 2023:           22

$240,000,000 7.75% Senior Debentures due March 15, 2024:             24

$200,000,000 Floating Rate Senior Notes due March 16, 1999:           5

$300,000,000 6.25% Senior Notes due March 23, 1999:                 116

$450,000,000 7.75% Senior Debentures due March 23, 2025:             35

$500,000,000 7.125% Senior Debentures due June 15, 2027:             35

$300,000,000 6.95% Senior Notes due August 15, 2006:                 60

$500,000,000 6.50% Senior Notes due April 15, 2010:                  78

$700,000,000 6.125% Callable/Redeemable Notes
         due April 15, 2012:                                         74

$10,000,000 6.25% Senior Notes due March 2, 2000:                     2

$5,000,000 6.27% Senior Notes due March 2, 2000:                      1

$10,000,000 6.28% Senior Notes due March 2, 2000:                     3

$5,000,000 6.26% Senior Notes due March 3, 2000:                      1

$5,000,000 6.23% Senior Notes due March 2, 2000:                      1

         Pursuant to the requirements of the Securities Exchange Act of 1934 MCI Communications Corporation has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

     DATE: September 15, 1998

         By: /s/ Scott D. Sullivan
             ----------------------
             Scott D. Sullivan
             Chief Financial Officer